UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 21, 2012

Commission File Number: 000-30134

CDC CORPORATION

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

11/F, ING Tower

308 Des Voeux Road Central

Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Update on Chapter 11 and Related Court Proceedings

APOL Settlement Approval by the Bankruptcy Court

As previously disclosed, on July 16, 2012, CDC Corporation (the “Company”) and the Official Committee of Equity Security Holders (the “Equity Committee”) entered into a settlement agreement (the “APOL Settlement”) with Asia Pacific On-Line Limited, an affiliate of Mr. Peter Yip (“APOL”), Ms. Nicola Chu Ming Nga (Peter Yip’s spouse and a shareholder of the Company), and Mr. Antony Ip (Peter Yip’s son) subject to approval thereof by the U.S. Bankruptcy Court for the Northern District of Georgia (the “Bankruptcy Court”).

On August 14, 2012, a hearing was held before the Bankruptcy Court and on August 16, 2012, the Bankruptcy Court entered an order (the “August 16th Order”) approving the APOL Settlement, which became effective as of August 16, 2012.

The APOL Settlement generally: (a) provides for APOL’s payment of $9 million to the bankruptcy estate, which may be withheld from any distributions otherwise due APOL in the Company’s Chapter 11 bankruptcy proceeding (the “Bankruptcy Proceeding”); (b) allows APOL’s and Ms. Nicola Chu Ming Nga’s equity interests in the Bankruptcy Proceeding; (c) provides that APOL and Ms. Nicola Chu Ming Nga will not object to confirmation of the joint plan of reorganization filed by the Company and the Equity Committee; (d) includes specific releases between the Company, the Equity Committee, APOL, Ms. Nicola Chu Ming Nga, and Mr. Antony Ip; (e) provides for Mr. Ip to assist the Company in the sale of assets; and (f) provides that APOL and Ms. Nicola Chu Ming Nga cannot dispose of their equity interests in the Company.

The foregoing description of the APOL Settlement is qualified in its entirety by the full text of the APOL Settlement, a copy of which was included in Exhibit 99.1 to the Company’s Form 6-K dated July 26, 2012, and which is incorporated herein by reference.

A copy of the August 16th Order is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Forward-looking Statements

This Form 6-K includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding: (i) statements preceded by, followed by or that include the words “may,” “could,” “should,” “would,” “believe,” “anticipate,” “estimate,” “expect,”

“intend,” “plan,” “projects,” “outlook,” or similar expressions; (ii) any course of action the Company may take in the future with respect to the Bankruptcy Proceeding, including, without limitation, the potential outcome of the hearings before the Court regarding the Chapter 11 plan disclosure statements or any other considerations, procedures, timelines, or the ultimate confirmation of any proposed Chapter 11 plan in the Bankruptcy Proceeding; and (iii) other matters or events that are not historical fact, the achievement of which involve risks, uncertainties and assumptions, many of which are beyond the Company’s control. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. If any such risks or uncertainties materialize or if any of the assumptions proves incorrect, the Company’s results could differ materially from the results expressed or implied by the forward-looking statements contained herein. All forward-looking statements included in this Form 6-K are based upon information available to management as of the date of this Form 6-K, and you are cautioned not to place undue reliance on any forward looking statements, which speak only as of the date of this Form 6-K. The Company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise. For these and other reasons, investors are cautioned not to place undue reliance upon any forward-looking statement in this Form 6-K.

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

99.1	Order Pursuant to Rule 9019(a) of the Federal Rules of Bankruptcy Procedure Authorizing and Approving a Settlement Agreement Among Asia Pacific On-Line Limited, a Cayman Islands Exempted Company, Nicola Chu Ming Nga, Antony Ren Haw Ip a/k/a Antony Yip, CDC Corporation, as Chapter 11 Debtor and Debtor in Possession, and the Official Committee of Equity Security Holders of the Debtor

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 21, 2012

CDC CORPORATION

By:	/s/ Marcus A. Watson
Name: Marcus A. Watson
Title: Chief Restructuring Officer

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

99.1	Order Pursuant to Rule 9019(a) of the Federal Rules of Bankruptcy Procedure Authorizing and Approving a Settlement Agreement Among Asia Pacific On-Line Limited, a Cayman Islands Exempted Company, Nicola Chu Ming Nga, Antony Ren Haw Ip a/k/a Antony Yip, CDC Corporation, as Chapter 11 Debtor and Debtor in Possession, and the Official Committee of Equity Security Holders of the Debtor